Exhibit 99.1

Genius Group announces $33 Million Rights Offering to increase Bitcoin Treasury

SINGAPORE, January 14, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, announced today that its Board of Directors (the “Board”) has approved a plan to proceed with a $33 million rights offering for the Company’s ordinary shares (the “Rights Offering”), with 100% of net proceeds to be used to purchase Bitcoin for the Company’s Bitcoin Treasury. The Rights Offering will be made only by means of a prospectus supplement, and this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any of securities.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

●	Each shareholder will receive one transferable right (the “Right”) for each ordinary share held on January 24, 2025 (the “Record Date”). The number of Rights to be issued to a shareholder as of the close of business on the Record Date will be rounded up to the nearest number of Rights. The Company’s ordinary shares are expected to trade “Ex-Rights” on the NYSE American beginning on January 24, 2025.
●	Each Right entitles the holder to purchase one ordinary share of the Company (the “Basic Subscription Right”) at the subscription price of $0.50 per whole ordinary share (the “Subscription Price).
●	Rights holders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional ordinary shares of the Company that remain unsubscribed as a result of any unexercised Basic Subscription Rights (the “Over-subscription Right”). The Over-subscription Right allows a rights holder to subscribe for additional ordinary shares of the Company at the subscription price on a pro rata basis. Any record date shareholder who sells any Rights will not be eligible to participate in the over-subscription privilege.
●	Rights holders who choose not to exercise their Rights may sell their Rights. Trading in the Rights on the NYSE American is expected to begin on a “when-issued” basis on January 23, 2025 and trade on a “regular way” basis on January 27, 2025 under the symbol “GNS RTWI” and continue until the close of trading on the NYSE American on February 13, 2025 (or if the offer is extended, on the business day immediately prior to the extended expiration date).
●	The Rights Offering expires at 4.30 p.m., Eastern Time, on February 14, 2025 (the “expiration date”) unless extended by the Company.

SUMMARY OF THE USE OF FUNDS: BITCOIN TREASURY

●	The Company plans to use 100% of the net proceeds of the Rights Offering to purchase Bitcoin for its Bitcoin Treasury. The Company anticipates that, in the event that the Rights Offering is fully subscribed, the proceeds will be up to $33 million.
●	The Company also plans to pursue one or more additional loan financings of up to, in the aggregate, $20 million. If the Company is successful in raising the maximum amount in the Rights Offering and through additional loans, the Company’s Bitcoin Treasury will increase from approximately $35 million in Bitcoin to $86 million in Bitcoin.

FOUNDER & MANAGEMENT PARTICIPATION

●	The Founder and CEO of the Company, Roger Hamilton, intends to submit an application to acquire 500,000 additional newly issued shares of the Company, as approved by the Board on August 9, 2024. The Board approved a plan in which Mr. Hamilton would have the right to purchase one million shares (adjusted from ten million shares after the Company’s reverse stock split) at a per share price equal to 105% of the closing price on the prior trading day to the date of purchase. On October 8, 2024, Mr. Hamilton acquired 500,000 shares, and has notified the Company that he would purchase the remaining 500,000 shares on January 15, 2025 in accordance with the terms of the plan.
●	Following the acquisition of these additional newly issued shares, subject to the closing share price on January 14, 2025, Mr. Hamilton will own an estimated 6.8 million shares of the Company, representing approximately 10.3% of the 66 million issued shares in the Company. Mr. Hamilton has notified the Company that he would fully subscribe to his rights under this Rights Offering, which will amount to rights to an additional 6.8 million shares on the same terms as all shareholders on the Record Date as detailed above.

The subscription agent for the Rights Offering will send a rights certificate to each registered holder of the Company’s ordinary shares as of the close of business on the record date, based on the Company’s stockholder registry maintained at the transfer agent for its ordinary shares. Holders of ordinary shares in “street name” through a brokerage account, bank, or other nominee will not receive a physical rights certificate, and instead, such holders must instruct their broker, bank, or nominee whether or not to exercise subscription rights on their behalf. For any questions or further information about the Rights Offering, please call Campaign Management LLC, the proposed information agent for the Rights Offering, at +1 (855) 264-1527.

The Rights Offering will be made pursuant to the Company’s effective shelf registration statement on Form S-3 (Reg. No.333-280600) on file with the Securities and Exchange Commission (the “SEC”) and a prospectus supplement to be filed with the SEC prior to the commencement of the Rights Offering.

The information herein is not complete and is subject to change. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the rights, ordinary shares or any other securities, nor will there be any sale of the rights, ordinary shares or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This document is not an offering, which can only be made by a prospectus. The base prospectus contains this and additional information about the Company and the prospectus supplement will contain this and additional information about the Rights Offering, and should be read carefully before investing. For any questions or further information about the Rights Offering, or to obtain a prospectus supplement and the accompanying prospectus, when available, please call Campaign Management LLC, the proposed information agent for the Rights Offering, at +1 (855) 264-1527.

RIGHTS OFFERING INVESTOR CALL

The Company will hold a live webcast and investor call to discuss the Rights Offering on Wednesday, January 15, 2025 at 5.00 pm., Eastern Time. Certain financial information relating to the Company’s 2025 outlook and Bitcoin Treasury strategy will be discussed on the webcast and is included in the prospectus supplement to be filed related to the Rights Offering. Investors can attend the Investor call live by visiting https://www.geniusgroup.ai

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K and prospectus supplement to Form F-3 to be filed with respect thereto. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us